UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of October 2023

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

ASSAÍ
ATACADISTA
ASSAÍ ATACADISTA

EARNINGS

RELEASE

3Q23

EARNINGS CONFERENCE CALL

Tuesday, October 31, 2023

11:00 a.m. (Brasília) | 10:00: a.m. (New York) | 2:00 p.m. (London)

Videoconference call in Portuguese (simultaneous translation):[click here]

Information and links to access the call are available on our website and our quarterly earnings materials.

ASAI3 B3 **IBOVESPA** B3 **IBRA** B3 **IBRX100** B3 **ISE** B3 **ICO2** B3 **ICON** B3 **IGC** B3 **IGCT** B3 **ITAG** B3 **MLCX** B3 **ASAI** NYSE

São Paulo, October 30, 2023 – Assaí Atacadista announces its results for the 3rd quarter of 2023. All comments on adjusted EBITDA exclude other operating expenses and income in the periods. Figures also include the effects of IFRS 16/CPC 06 (R2) – Leases, which eliminates the distinction between operating and financial leases, except where stated otherwise.

ASSAÍ REGISTERS HIGHEST PENETRATION IN BRAZILIAN HOMES, NOW PRESENT IN 1 IN EVERY 4 HOUSEHOLDS (1)

IN LESS THAN A YEAR, CONVERSIONS DELIVERED SALES UPLIFT OF OVER 2.7x AND EBITDA MARGIN (POST-IFRS16) IN LINE WITH COMPANY’S AVERAGE, REFLECTING ITS UNIQUE VALUE PROPOSITION

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We proved the strength of our brand during one more quarter. According to a NielsenIQ Homescan survey, we are the most widely present food chain in Brazilian homes: 1 in 4 households shop at Assaí. Our customers’ preference was also confirmed by the Marcas Mais Study published by Estadão newspaper, in which we were elected the most admired Cash and Carry player in Brazil.

Our unique model continues to reap successes: in the quarter, we registered sales growth of over 20% and relevant gains in market share. Despite the context of high investments, the Company’s operating cash generation totaled R$ 9.4bn since 2021, which reflects the quality of our expansion and the rapid maturation of converted stores – one of the biggest projects in the history of Brazilian retail. We have reached the final phase of the project: 90% of the converted stores are already operational, with sales uplift and margin evolution.

The Company continues to seek a prominent position in the cash and carry segment, reaching R$ 70bn of sales in the last 12 months. Given the intense cycle of investments related to the conversions project nearing completion, and with the maturation of new stores, we should move forward with our deleveraging process. Thank you for being with us!

Belmiro Gomes, CEO of Assaí

SALES GROW 23%, DRIVEN BY 25% GROWTH IN CUSTOMER TRAFFIC, REACHING 73 MILLION TICKETS

Net sales in the quarter increased R$3.2 billion (23%) from 3Q22 to reach R$17.0 billion, up 59% from 3Q21. The continued growth pace of over 20%, despite the scenario of deflation in commodities and high levels of household debt, is mainly due to:

(i)	the significant contribution from the expansion project (+23.7%), with 52 stores opened in the last 12 months;
(ii)	the commercial actions, notably the “Festa em Dobro” campaign to mark Assaí’s 49th anniversary; and
(iii)	the continuous improvement in the shopping experience, with rapid adaptation of assortment and services to meet the customers’ needs of each region, which is reflected in continued customer growth
(73 million tickets in 3Q23, +25% vs. 3Q22).

Same-store sales (-0.9%) continued to improve (-2.0% in 2Q23) gradually during the quarter. The quarterly performance was affected by food deflation, mainly caused by agricultural commodities, and the closure of hypermarkets in 2022, which resulted in a strong comparison base. Same-store sales increased during the period to become positive in September, resulting from the recovery of volumes, which grew in August and September.

The Company’s attractive value proposition was underscored by a recent survey published by Nielsen. Assaí was the brand with the highest penetration in Brazilian homes, being present in 1 in every 4 households. Additionally, significant market share gains were achieved in the quarter on both total (+2.7 p.p.) and same-store bases. The constant market share expansion in diverse regions prove the strength of the Assaí’s brand and its unique differentials, which continues to attract new customers by continuously improving the shopping experience.

In 9M23, net sales totaled R$48.1 billion, up R$9.5 billion (25%) from 9M22, driven by the expansion in the last 12 months (24%), mainly by the strong performance of hypermarket conversions and same-store sales growth (0.9%).

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EXPANSION MOVES AHEAD AND CONVERSIONS CONTINUE ACCELERATED MATURATION

Assaí ended 3Q23 with 276 stores in operation and total sales area of around 1.4 million square meters. In the last 12 months, 52 new stores were opened, representing growth of 29% in sales area.

During the quarter, 4 hypermarket conversions were inaugurated in the Southeast (Rio de Janeiro, São Paulo and Minas Gerais) and Northeast (Ceará) regions. The conversion process is in the final phase: 59 of the 66 acquired stores have been converted so far.

Operating for approximately 10 months on average, the conversions already register average monthly revenue of R$25 million in the quarter, 13% higher than registered by mature organic stores (R$22 million), with a sales uplift of over 2.7x (vs. 2.5x in 2Q23). Profitability continues its trajectory of natural and sustainable maturation: Post-IFRS16 EBITDA margin from the 47 conversions inaugurated in 2022 is above 7%, while Pre-IFRS16 margin reached 5.4%.

The performance of converted stores continues to improve in line with the project’s expectations, despite a more challenging macroeconomic scenario than expected, given the exceptional location of commercial points, which demonstrates the highly attractive business model and the strength of the Assaí brand.

Organic expansion also advanced in 3Q23, with 3 new units opened, including one in Espírito Santo, marking Assaí’s entry in the state and expanding the Company’s nationwide footprint, with Assaí stores now present in 24 of the 26 Brazilian states, as well as in the Federal District.

Also, in October, 3 organic stores were inaugurated to bring the total new units in 2023 to 18 (including 12 conversions and 6 organic stores). Currently, about 20 stores are under construction, which should be opened in 4Q23 and 2024.

COMMERCIAL GALLERIES

Commercial galleries drive customer traffic at stores, contributing significantly to the maturation of conversions, and the dilution of rent and occupancy costs. At the end of 3Q23, 66% of total available gross leasable area was in operation, generating revenues of R$23 million, an increase of 64% from 3Q22. In 9M23, revenue from galleries totaled R$67 million, up 86% year on year.

EVOLVING “PHYGITAL” STRATEGY

The “Meu Assaí” app, which provides greater knowledge of the consumption habits of customers and greater integration in the shopping experience between physical and online stores, continues its growth trend. In just five months of operation, the app already has 10.1 million registered users, up 23% from 2Q23 and 44% since its launch.

Moreover, online sales via last mile operators, an important tool to offer greater convenience to Assaí customers, continue to grow, increasing 63% in relation to 3Q22.

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EFFICIENT COMMERCIAL STRATEGY DELIVERS CONSISTENT RESULTS

Gross profit in the quarter reached R$2.8 billion, up 22%, with margin of 16.2%, similar to in 3Q22 (16.3%). The result was mainly driven by:

Equity income from Assaí's interest of approximately 18% in the capital of FIC came to R$12 million in the quarter. The number of Passaí cards issued exceeded 2.5 million, now accounting for more than 4% of gross sales.

Other Operating Income and Expenses recorded a positive (non-cash) accounting effect of R$65 million in the quarter, mainly due to the write-off of the terminated rental agreements. With the exit of the former controlling shareholder (Casino Group) and given the existence of a clause that establishes the possibility of early termination of rental agreements of 28 stores pertaining to the Península fund, it was necessary to negotiate new rental agreements. Detailed information is available in the section “Impacts of exit of controlling shareholder” on page 11 of this document.

Post-IFRS16 Adjusted EBITDA in the quarter was R$1.2 billion, up R$201 million (20%) from 3Q22. Post-IFRS16 EBITDA margin reached 7.1%, the highest in the year. Despite the 0.2 p.p. decline year on year, this is the lowest level of pressure since the launch of the conversion project. Pre-IFRS16 EBITDA margin was 5.4% at the end of the quarter, 0.3 p.p. higher than in 2Q23 and stable compared to 3Q22, which attests to the quality of expansion, despite the large number of stores in maturation.

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FINANCIAL RESULT AFFECTED BY HIGH INTEREST RATES

The financial result, including interest on lease liabilities, totaled R$737 million in the quarter, corresponding to 4.3% of net sales.

Excluding the effect of interest on lease liabilities, financial expense in the quarter was R$506 million, equivalent to 3.0% of sales. Compared to the previous year, this result mainly reflects higher gross debt during the period (R$1.8 billion) and the lower impact of capitalized interest considering the progress of conversion project (R$53 million in 3Q23 vs. R$247 million in 3Q22).

The cost of debt includes a negative impact of R$ 6 million in the 3Q23 (R$ 9 million on 9M23) related to the waiver negotiations on the debt contracts. Detailed information is available in the section “Impacts of exit of controlling shareholder” on page 11 of this document.

NET INCOME GROWTH UNDERSCORES RESILIENCE OF ASSAÍ’S BUSINESS MODEL

Net income totaled R$185 million in 3Q23, with margin of 1.1%. In the year, net income reached R$413 million, with margin of 0.9%. The large number of stores under maturation and high interest rates continue to significantly affect the Company’s profits and net margin.

The net income reported includes (i) the positive (non-cash) impact of around R$41 million related to the write-off of rental agreements terminated and (ii) negative impact of R$ 4 million in the 3Q23 (R$ 6 million in 9M23) related to waiver negotiations on the debt contracts. Detailed information is available in the section “Impacts of exit of controlling shareholder” on page 11 of this document.

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GROWING NATIONWIDE FOOTPRINT THROUGH CONTINUED EXPANSION

Investments in the quarter totaled R$598 million due to the progress of expansion, with the opening of seven stores, including four conversions and three organic. With the entry in a new state (Espírito Santo), the 3rd quarter marks the expansion of nationwide presence of Assaí, which is now present in 24 of the 26 Brazilian states, plus the Federal District.

Investments in 9M23 reached R$1.7 billion with the opening of 15 stores in the period and around 20 stores under construction, with inaugurations expected for 4Q23 and 2024.

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LEVERAGE REFLECTS INVESTMENTS IN EXPANSION

At the end of 3Q23, Pre-IFRS16 net debt/adjusted EBITDA was 2.71x, as shown in the table above. It is a recurring level, mainly due to the intense cycle of investments, with 52 stores opened in the last 12 months and around 20 stores currently under construction.

Moreover, the receivables discount is an operation typical to the retail sector and the Brazilian market. Discounted receivables on September 30, 2023 totaled R$2.6 billion, with an average term of 14 days, which added to the receivables not discounted (R$839 million) totaled R$3.4 billion.

The net debt added to the receivables discounted and the remaining installments on the acquisition of hypermarket commercial points divided by the Pre-IFRS16 Adjusted EBITDA reached 4.44x, down 0.2x from the same period the previous year. This reduction was supported by the operating cash generation of R$4.9 billion in the last 12 months, which represents 54% growth.

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The Company emphasizes that, in accordance with financial agreements, its leverage ratio is 1.96x, which is below the limits established in covenants (3.00x).

Since 2021, Assaí has increased gross sales by R$ 31 billion and has intensified the pace of expansion with the opening of 103 stores, which resulted in investments totaling R$10.3 billion (including the acquisition of 66 hypermarket commercial points). During the period, the Company’s operating cash flow totaled R$9.4 billion which supported 91% of the total investments.

The current leverage level reflects the largest expansion project carried out by the Company, which is in the completion phase. The completion of this project, with the end of payments in 1Q24, will allow the Company to reduce its leverage.

This deleveraging process will be mainly supported by a growing cash generation with the maturation and quality of the expansion, readjustment in the level of investment in new stores, and the expectation of a reduction in interest rate leading to a lower cost of debt.

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FORFAIT OPERATIONS

The sale of receivables to a financial institution is a common practice in the retail and the Brazilian market.

In such an operation the Company provides its suppliers the option to be paid in advance through agreements with financial institutions. These agreements aim to provide suppliers with earlier liquidity than they would get if they were paid directly by the Company. The decision of suppliers to enter into such arrangements, referred to as “forfait” or “risco sacado" in Portuguese, is at the sole discretion of the supplier.

If a supplier enters into such an arrangement the financial institution becomes the creditor, and the Company pays the financial institution (instead of the supplier) under the original terms agreed with the supplier. The Company receives a commission from the financial institution for this intermediation, which is recorded as financial revenue. The Supplier accepts to be paid at a discount to the invoiced amount by the financial institution. There is no obligation resulting in additional expenses for the Company, and the liability to the Financial Institution is not considered net debt.

In assessing this matter, the Company's management considered the guidance of CVM SNC/SEP Official Letter No. 01/2022. The Company assessed qualitative aspects of its forfait operations, and concluded that its forfait operations maintain the economic substance of the transaction and do not involve any changes to the originally agreed conditions with suppliers. On September 30, 2023, the balance payable on these operations was R$903 million, including R$479 million related to products and R$424 million to property and equipment.

IMPROVED CASH CONVERSION CYCLE WITH NORMALIZATION OF INVENTORIES

The cash conversion cycle in 3Q23 was 4.1 days, adjusted for discounted receivables, an improvement of 8.9 days from 3Q22 and is mainly explained by the normalization of inventory levels after the intense pace of store openings in 2022.

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CASH FLOW OF R$4.9 BILLION SUSTAINS INVESTMENTS OF R$4.7 BILLION

Operating cash flow totaled R$4.9 billion in the last 12 months, up 54% (R$1.7 billion) from 3Q22. The higher cash flow in the period reflects (i) efficient working capital management resulting from the normalization of inventory turnover to levels in line with historical levels, since 2022 was marked by an intense pace of expansion; and (ii) the increase of R$363 million in EBITDA, despite a scenario of deflation of commodities and the large number of stores under maturation.

Operating cash flow sustained the investments in expansion (R$4.7 billion) related to the hypermarket conversion project. However, cost of debt (-R$1.6 billion), which increased due to high interest rates during the period, negatively affected total cash flow in the period.

In the last 12 months, cash disbursement totaled R$906 million, showing that the maturation of new stores and the conclusion of acquisition payments in 2024 will contribute to increased cash flows for the Company.

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IMPACTS OF EXIT OF CONTROLLING SHAREHOLDER

With the exit of the former controlling shareholder (Casino Group) and given the existence of a clause that establishes the possibility of early termination of rental agreements of 28 stores pertaining to the Península fund, it was necessary to negotiate new rental agreements. The new agreement is valid through 2045, which is longer than the Company’s average.

The impacts booked in 3Q23 were:

(i)	Non-cash effect of R$62 million in Other Operating Income and Expenses related to the write-off of agreements terminated, which had a positive impact on net income from the quarter of around R$41 million;

(ii)	Effect on lease liabilities, at present value, of R$414 million and on assets of R$476 million over the duration of the agreements (22 years);

(iii)	Increase in intangible assets of R$95 million, corresponding to the right of use during the rental period. This amount will be paid in 4Q23;

(iv)	The negotiation included a gradual increase in payments until the fifth year of the agreement. The highest increase will be in 2027, representing between 10bps–20bps of rental expenses as a percentage of net sales of these stores. After this period, the amounts will be diluted by sales growth.

Moreover, the exit of the controlling shareholder resulted in waiver negotiations related to loan agreements, debentures and CRIs, with a total impact of R$93 million, R$44 million of which in 3Q23. In the Income Statement, the effects will be recognized until the end of the debt contracts. In the 3Q23, the financial result was negatively impacted by R$ 6 million (R$ 9 million in 9M23) and the net income by R$ 4 million (R$ 6 million in the 9M23). The negotiations were concluded.

There are no other contracts of any nature subject to the clause regarding the exit of the former controlling shareholder that could result in future costs for the Company.

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IFRS-16 IMPACTS

With the adoption of IFRS 16 in January 2019, a few income statement lines are affected. The table shows the key changes:

(R$ million)	3Q23 Pre-IFRS 16	3Q23 Post-IFRS 16	3Q23 Δ	3Q22 Pre-IFRS 16	3Q22 Post-IFRS 16	3Q22 Δ
Selling, General and Administrative Expenses	(1,861)	(1,577)	284	(1,506)	(1,273)	232
Adjusted EBITDA	911	1,212	302	747	1,011	264
Adjusted EBITDA Margin	**5%**	**7%**	**-1.7 p.p.**	**5.4%**	**7.3%**	**-1.9 p.p.**
Depreciation and Amortization	(246)	(370)	(124)	(155)	(232)	(77)
Net Financial Result	(506)	(737)	(231)	(314)	(440)	(126)
Income Tax and Social Contribution	38	35	(3)	(9)	(27)	(18)
Net Income	180	185	4	248	281	33
Net Margin	**1.1%**	**1.1%**	**0.0 p.p.**	**1.8%**	**2.0%**	**-0.2 p.p.**

(R$ million)	9M23 Pre-IFRS 16	9M23 Post-IFRS 16	9M23 Δ	9M22 Pre-IFRS 16	9M22 Post-IFRS 16	9M22 Δ
Selling, General and Administrative Expenses	(5,416)	(4,569)	847	(4,173)	(3,569)	605
Adjusted EBITDA	2,377	3,276	899	2,072	2,741	669
Adjusted EBITDA Margin	**4.9%**	**6.8%**	**-1.9 p.p.**	**5.4%**	**7.1%**	**-1.7 p.p.**
Depreciation and Amortization	(689)	(1,024)	(335)	(435)	(649)	(214)
Net Financial Result	(1,356)	(1,995)	(640)	(738)	(1,070)	(332)
Income Tax and Social Contribution	156	165	10	(68)	(98)	(31)
Net Income	433	413	(19)	757	814	58
Net Margin	**0.9%**	**0.9%**	**0.0 p.p.**	**2.0%**	**2.1%**	**-0.1 p.p.**

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SUCCESS OF ESG STRATEGY PROVEN BY INCLUSION IN NEW B3 INDEX

Assaí, as an inherent part of its business model, implements initiatives to foster a more responsible and inclusive society based on five strategic pillars:

1.        Combating climate change: innovating and enhancing environmental management;

2.        Integrated management and transparency: improving ESG practices through ethical and transparent relations;

3.        Transforming the value chain: co-building value chains committed to the environment and people;

4.        Engaging with society: acting as an agent of change to promote fair and inclusive opportunities; and

5.        Valuing our people: being a reference in fostering diversity, inclusion and sustainability through our employees.

The ESG highlights in 3Q23 were:

•	Reduction of 1% in scope 1(1) and 2(2) emissions from the same period in 2022, in line with the Company's strategy of combating climate change and its target to reduce emissions by 38% by 2030 (base year 2015).
•	“Selo Ouro”, for the second consecutive year, in the Public Emissions Register of the Program Brazilian GHG Protocol, given only to companies that report their emissions complete and audited by an independent third party.
•	Inclusion in B3’s IDiversa index. Assaí is the only food retail company to join the ranking, which underlines its commitment to creating a diverse company with equal opportunities for all.

o   24.5% of women in leadership positions (managers and above)

o   43.0% of black people in leadership positions (managers and above)

•	New launches by Assaí Institute:
o	“Mais Escolha” Project, which will distribute meal vouchers to more than 2,000 families in Santarém (Pará), Serrinha (Bahia) and São Paulo (SP); and
o	Sports and Citizenship Program, involving 50 civil society organizations in North and Northeast Brazil and the metropolitan region of São Paulo, with support in the form of teacher training, institutional structures, financial investment and strengthening of the social sports ecosystem.
•	Reuse of 43% (+2.2 p.p. vs. 3Q22) in waste treatment processes by recycling, composting and reducing food waste. The Destino Certo program has already donated 430 tons of fruits and vegetables.

(1) Direct emissions from the company.
(2) Emissions from electricity consumption.

AWARDS AND RECOGNITIONS

For the second year in a row, Assaí was elected the most admired brand in the Cash and Carry segment by Marcas Mais, a publication of the O Estado de S. Paulo newspaper, based on a survey in partnership with TroianoBranding.

The Company was also featured in important indices disclosed this quarter, such as Valor 1000 (21st among the 1,000 biggest companies in terms of gross sales); and Best and Biggest (2nd among retailers and 24th in the overall ranking, in gross sales).

Finally, the annual ranking published by Institutional Investor, one of the premier publications in the financial markets, elected Belmiro Gomes the best CEO in the Retail category, Daniela Sabbag the best CFO in the Retail category and Gabrielle Helú the 3rd best IR professional in the Retail segment.

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ABOUT SENDAS DISTRIBUIDORA S.A.

Assaí is a Cash & Carry wholesaler serving small and midsized merchants as well as consumers in general seeking savings on unit items as well as large volumes. With gross sales of around R$60 billion in 2022, it is Brazil’s 2nd largest retail company and the most pervasive food retail brand in Brazilian homes, according to NielsenIQ Homescan. Serving all five regions of the country, Assaí has over 275 stores across 24 states (and the Federal District) and more than 70,000 employees.

Since 2021, Assaí shares have been both traded on the São Paulo Stock Exchange (B3), under the ticker ASAI3, and the New York Stock Exchange (NYSE), making it the only company in the sector to be listed on both. It is also a corporation, that is, a Company with no single controlling shareholder. Assaí is part of the select portfolio of IDIVERSA B3, which recognizes publicly-held companies with the best indicators of racial and gender diversity.

In 2023, it was considered the most valuable food retail brand at the annual rankings compiled by Interbrand (20th overall) and by Brand Finance (13th overall) and, for the second straight year, it was awarded the Great Place To Work (GPTW) seal. In addition, in 2022, Assaí was Top of Mind in the “Wholesale” category, in a survey carried out by Datafolha Institute.

CONTACTS – INVESTOR RELATIONS DEPARTMENT

Gabrielle Castelo Branco Helú

Investor Relations Officer

Ana Carolina Silva

Beatris Atilio

Daniel Magalhães

Email: ri.assai@assai.com.br

Website: www.ri.assai.com.br

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APPENDICES

OPERATIONAL INFORMATION

I – Number of stores and sales area

In the last 12 months, six stores were closed: one each in 3Q22, 2Q23 and 3Q23, and three in 4Q22. During the period, the sales area of five stores in operation was expanded through the conversion project.

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FINANCIAL INFORMATION

II - Income Statement

(R$ million)	3Q23	3Q22	Δ%	9M23	9M22	Δ%
Gross Revenue	**18,503**	**15,185**	**21.9%**	**52,623**	**42,236**	**24.6%**
Net Revenue	**17,002**	**13,832**	**22.9%**	**48,082**	**38,566**	**24.7%**
Cost of Goods Sold	**(14,225)**	**(11,564)**	**23.0%**	**(40,273)**	**(32,290)**	**24.7%**
Depreciation (Logistic)	(20)	(14)	42.9%	(60)	(51)	17.6%
Gross Profit	**2,757**	**2,254**	**22.3%**	**7,749**	**6,225**	**24.5%**
Selling Expenses	(1,368)	(1,062)	28.8%	(3,977)	(2,997)	32.7%
General and Administrative Expenses	(209)	(211)	-0.9%	(592)	(572)	3.5%
Selling, General and Adm. Expenses	**(1,577)**	**(1,273)**	**23.9%**	**(4,569)**	**(3,569)**	**28.0%**
Equity income	12	16	-25.0%	36	34	5.9%
Other Operating Expenses, net	65	(17)	-482.4%	51	(59)	n.d.
Depreciation and Amortization	(370)	(232)	59.5%	(1,024)	(649)	57.8%
Earnings Before Interest and Taxes - EBIT	**887**	**748**	**18.6%**	**2,243**	**1,982**	**13.2%**
Financial Revenue	83	70	18.6%	212	217	-2.3%
Financial Expenses	(820)	(510)	60.8%	(2,207)	(1,287)	71.5%
Net Financial Result	**(737)**	**(440)**	**67.5%**	**(1,995)**	**(1,070)**	**86.4%**
Income Before Income Tax	**150**	**308**	**-51.3%**	**248**	**912**	**-72.8%**
Income Tax and Social Contribution	35	(27)	-229.6%	165	(98)	-268.4%
Net Income	**185**	**281**	**-34.2%**	**413**	**814**	**-49.3%**
EBITDA - (Earnings before Interest, Taxes, Depreciation, Amortization)	**1,277**	**994**	**28.5%**	**3,327**	**2,682**	**24.0%**
Adjusted EBITDA [(1)]	**1,212**	**1,011**	**19.9%**	**3,276**	**2,741**	**19.5%**

% of Net Revenue	3T23	3T22	Δ p.p.	9M23	9M22	Δ p.p.
Gross Profit	**16.2%**	**16.3%**	**-0.1 p.p.**	**16.1%**	**16.1%**	**0.0 p.p.**
Selling Expenses	-8.0%	-7.7%	-0.4 p.p.	-8.3%	-7.8%	-0.5 p.p.
General and Administrative Expenses	-1.2%	-1.5%	0.3 p.p.	-1.2%	-1.5%	0.3 p.p.
Selling, General and Adm. Expenses	**-9.3%**	**-9.2%**	**-0.1 p.p.**	**-9.5%**	**-9.3%**	**-0.2 p.p.**
Equity Income	0.1%	0.1%	0.0 p.p.	0.1%	0.1%	0.0 p.p.
Other Operating Expenses, net	0.4%	-0.1%	0.5 p.p.	0.1%	-0.2%	0.3 p.p.
Depreciation and Amortization	-2.2%	-1.7%	-0.5 p.p.	-2.1%	-1.7%	-0.4 p.p.
EBIT	**5.2%**	**5.4%**	**-0.2 p.p.**	**4.7%**	**5.1%**	**-0.5 p.p.**
Net Financial Result	**-4.3%**	**-3.2%**	**-1.2 p.p.**	**-4.1%**	**-2.8%**	**-1.4 p.p.**
Income Before Income Tax	**0.9%**	**2.2%**	**-1.3 p.p.**	**0.5%**	**2.4%**	**-1.8 p.p.**
Income Tax	0.2%	-0.2%	0.4 p.p.	0.3%	-0.3%	0.6 p.p.
Net Income	**1.1%**	**2.0%**	**-0.9 p.p.**	**0.9%**	**2.1%**	**-1.3 p.p.**
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	**7.5%**	**7.2%**	**0.3 p.p.**	**6.9%**	**7.0%**	**0.0 p.p.**
Adjusted EBITDA [(1)]	**7.1%**	**7.3%**	**-0.2 p.p.**	**6.8%**	**7.1%**	**-0.3 p.p.**

[(1)] *Adjusted for Other Operating Revenue (Expenses)*

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III - Balance Sheet

18

IV – Cash Flow

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 30, 2023

Sendas Distribuidora S.A.

By: /s/ Daniela Sabbag Papa

Name: Daniela Sabbag Papa

Title: Chief Financial Officer

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.